CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

January 25, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Not For Distribution in the U.S.A.

Vancouver, BC – January 25, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce that subject to regulatory approval, it will carry out a non-brokered private placement financing.

Non Flow-Through Units

The non flow-through unit (the "NFT Unit") financing will consist of one NFT Unit at a price of $0.07 per NFT Unit. Each NFT Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional common share (the "Warrant Share") of Cream for a period of 24 months at the exercise price of $0.10 per Warrant Share for a period of 12 months from the date of issue of the Warrant and at a price of $0.15 per Warrant Share for the remaining 12 month period.

Compensation may be paid to certain eligible arm's-length parties (the "Finders"), where such Finders arrange for subscribers to the private placements, and may be comprised of cash and/or units of the Company (a "Finder's Unit"). The maximum number of Finder's Units that may be issued will be a number equal to 10% of the number of NFT Units sold by such Finders. Each Finder's Unit will consist of one common share and one non-transferable share purchase warrant (the "Finder's Unit Warrant"). Each Finder's Unit Warrant will entitle the holder, on exercise, to purchase one additional common share of the Company (a "Finder's Unit Warrant Share") for a period of 24 months following the date of issue of the Finder's Unit at an exercise price of $0.10 per Finder's Unit Warrant Share for a period of 12 months from the date of issue of the Finder's Unit Warrant and at a price of $0.15 per Finder's Unit Warrant Share for the remaining 12 month period.

If the Company shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder's Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder's Unit Warrants will expire within 30 days from the date of such written notice.

The net proceeds from the sale of the NFT Units shall be used for the further exploration and development of the Company's projects in Mexico and Canada and for working capital.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.